UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K filed by K Wave Media Ltd. (the “Company”) with the United States Securities and Exchange Commission on June 6, 2025 (the “Original 6-K”). The purpose of this Amendment is to disclose the appointed of Yang Kan Chong as a member of the Company’s board of directors (the “Board”). Except as set forth in this Amendment, the remainder of the information contained in the Original 6-K remains unchanged.

Item 5.02	Announcement of Yang Kan Chong as Director of K Wave Media Ltd.

As previously disclosed in the Original 6-K, effective on June 6, 2025, Tan Chin Hwee resigned from his position as a member of the Board. Mr. Hwee’s resignation from the Board was not the result of any disagreement with the Company.

The Board filled the vacancy resulting from Mr. Hwee’s resignation by appointing Yang Kan Chong as a member of the Board, effective June 19, 2025.  In addition, effective June 19, 2025, the Board appointed Mr. Chong as (i) Chair of the Audit Committee of the Board, (ii) a member of the Compensation Committee of the Board, and (iii) a member of the Corporate Governance and Nominating Committee of the Board. The Company agreed to pay to Mr. Chong $50,000 salary per year in consideration for his services to the Board and the above-noted committees of the Board and Mr. Chong will be eligible to participate in the Company’s equity compensation plans.

Yang Kan Chong is a member of the board of directors of Global Star Acquisition Inc. (“Global Star”), serves as a member of Global Star’s board of directors and as Chairman of Global Star’s Compensation Committee. Mr. Chong brings thirty years of expertise in the areas of energy, oil, gas, power, and infrastructure in the international arena. He is experienced in senior management in multi- and crossed-cultural environments. Mr. Chong holds a strong network of key contacts in the financial industry, and has accumulated extensive experience in treasury, financial management, and capital operation. Mr. Chong has previously served as Managing Director of Asia Petroleum Technology Pte Ltd, President and CEO of the U.S.-listed China New Energy Group Company, Group Deputy CEO of the Singapore-listed China EnerSave Limited, and several U.S. energy giants and Singapore Government-linked companies. From 2018 to 2019, Mr. Chong served as an independent director of China Star Food Group Ltd. Since 2016, Mr. Chong has acted as a Director of Sport Lifestyle Initiative Pte Ltd., a Singapore sport education company. Finally, since 2020, Mr. Chong works as an Investment Committee Member and Equity Partner of Global Fund LLC, a sponsor affiliate. He holds a Master of Science Degree (Mechanical Engineering) accredited by the National University of Singapore and a Bachelor of Engineering Degree (Mechanical and Production) accredited by the University of Singapore.

The appointments of Mr. Chong were not pursuant to any arrangement or understanding between Mr. Chong and any other person. As of the date of this report, neither Mr. Chong nor any of his immediate family members are a parties, either directly or indirectly, to any transaction that would be required to be reported pursuant to Item 404(a) of Regulation S-K.

A copy of the Company’s press release issued on June 6, 2025, regarding Mr. Chong’s appointment to the Board was filed as Exhibit 99.1 to the Original 6-K and is incorporated herein by reference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: July 11, 2025	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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